UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024.

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Results of the January 8, 2024 Extraordinary General Meeting

Fitell Corporation, a Cayman Islands company (the “Company”), held its extraordinary general meeting of the members of the Company (the “Meeting”) on January 8, 2024, at 10:00 a.m. local time, at 23-25 Mangrove Lane, Taren Point 2229, New South Wales, Australia. Holders of a total of 6,715,912 ordinary shares, out of a total of 11,120,000 ordinary shares issued and outstanding and entitled to vote at the Meeting, voted and therefore constituting a quorum as of the record date of December 8, 2023. Each ordinary share is entitled to one vote. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Private Placement

To ratify and approve as an ordinary resolution and with immediate effect upon passing, that (1) the Company is authorized to conduct a private placement offering (the “Offering”), in reliance upon exemptions from registration requirements pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Rule 506 of Regulation D and/or Regulation S promulgated by the Securities and Exchange Commission, in a minimum amount of $3,000,000.00 and a maximum amount of $4,000,000.00 of certain 6% Senior Unsecured Convertible Promissory Notes, with a 6% original issue discount (each a “Note” and collectively, the “Notes”), convertible into the Company’s ordinary shares of US$0.0001 par value each (the “Ordinary Shares”) and to issue to investors, as consideration for purchasing the Notes, a stock purchase warrant to purchase Ordinary Shares (the “Warrant”), exercisable for a period of five (5) years, at an exercise price of 120% per share of the closing price of an Ordinary Share at of the date of the purchase and issuance of the Notes; (2) the Company is authorized to enter into and execute a securities purchase agreement with Investors identified on the signature page thereto (the “Securities Purchase Agreement”), in substantially the form annexed to the Notice of Extraordinary General Meeting dated December 18, 2023 (“EGM Notice”); and that pursuant to the Securities Purchase Agreement, the Company is authorized, empowered and directed to issue the Notes and the Warrant, both substantially in a forms annexed to the EGM Notice, and (3) upon conversion of the Notes and exercise of the Warrants; the Company is authorized to issue Ordinary Shares in the amount that may exceed 20% of the Company’s issued and outstanding share capital, it is understood that such approval is required by the Nasdaq Marketplace Rule 5635(d); and (4) that the Notes, the Warrants, and the Ordinary Shares issued upon conversion of the Notes and exercise of Warrants will be dully issued, fully paid, and non-assessable.

For	Against	Abstain	Total

6,714,338	574	1,000	6,715,912

2.	Amended and Restated Memorandum and Articles of Association

To approve and adopt as a special resolution the Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&AA”), filed hereto as Exhibit 99.1, in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company with immediate effect, and that the registered office provider of the Company be and is hereby authorized to make the necessary filings with the Registrar of Companies of the Cayman Islands in connection with the adoption of the Amended M&AA.

For	Against	Abstain	Total

6,713,238	2,674	0	6,715,912

The information contained in this Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

Exhibits.

Exhibit No.	Description
99.1	Amended and Restated Memorandum & Articles of Association of Fitell Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2024	FITELL CORPORATION

	By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)